UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 18, 2021
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Changes to Executive Officers

On May 18, 2021, Exodus Movement, Inc. (the “Company”) announced that Sebastian Milla’s executive officer title had changed from Chief Operating Officer to Chief of Special Projects.

On May 18, 2021, the Company announced the appointment of Rob Fassino as Chief Operating Officer. Mr. Fassino has significant experience in leading the ongoing transformation of a growing company as it focuses on new products and services. In 1996, Mr. Fassino co-founded The Knot, now known as The Knot Worldwide and owned by WeddingWire. Since leaving The Knot, Mr. Fassino has served as part of the executive teams for several companies across the digital industry where he has focused on rebuilding and increasing the commercial success of companies. Mr. Fassino received a BFA in Film from NYU’s Tisch School of the Arts.

On May 18, 2021, the employment of Sonja McIntosh by the Company concluded.  Ms. McIntosh had served as the Vice President of Community Support.

Algorand Blockchain Network for Digital Representations of Shares of Class A Common Stock

On May 21, 2021, the Company announced that it intends to use the Algorand blockchain network in order to make the Company's digital common stock tokens ("Common Stock Tokens") available to its stockholders.  Common Stock Tokens are only digital representations of the Company's Class A common stock, contain no voting, governance, economic or other rights, and cannot be traded independently of the Class A common stock. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. At the time that the Company makes Common Stock Tokens available to its Class A common stock holders, the Company will notify its Class A common stockholders by filing a Form 1-U, contacting the holders of our Class A common stock directly through its desktop and mobile apps, and posting notices on its desktop and mobile apps.

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

	By:	/s/ Jon Paul Richardson
	Name:	Jon Paul Richardson
	Title:	Chief Executive Officer

Date: May 21, 2021